SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Check One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from __________ to __________

Commission file number 33-35386

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHATTEM, INC. SAVINGS AND INVESTMENT PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHATTEM, INC., 1715 West 38th Street, Chattanooga, Tennessee 37409

REQUIRED INFORMATION

The Chattem, Inc. Savings and Investment Plan (“the Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules for the Plan for the two fiscal years ended December 31, 2008 and 2007, which have been prepared in accordance with the financial reporting requirements of ERISA, are set forth on the immediately following pages and incorporated herein by reference.

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of net assets available for benefits (modified cash basis)	2
Statements of changes in net assets available for benefits (modified cash basis)	3
Notes to financial statements	4-10

SUPPLEMENTAL SCHEDULE

Schedule H, line 4i - Schedule of assets held at end of year	11

Report of Independent Registered Public Accounting Firm

To the Pension Plan Committee
Chattem, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Chattem, Inc. Savings and Investment Plan as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Chattem, Inc. Savings and Investment Plan as of December 31, 2008 and 2007 and the changes in its net assets available for benefits for the years then ended on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lattimore, Black, Morgan & Cain, P.C.

Brentwood, Tennessee
June 25, 2009

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2008 and 2007

	2008	2007
ASSETS
Investments, at fair value
Cash	$318,891	$448,729
Pooled separate accounts	12,073,101	19,214,835
Chattem, Inc. common stock	6,060,393	8,470,300
Participant loans	1,222,577	835,969
Guaranteed investment contract	12,140,472	7,508,697

Net assets available for benefits, at fair value	31,815,434	36,478,530

Adjustment from fair value to contract value for fully-benefit responsive investment contract	694,093	325,266

Net assets available for benefits	$32,509,527	$36,803,796

The Notes to Financial Statements are an integral part of these statements

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
Years Ended December 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to:
Investment Income:
Net appreciation (depreciation) in fair value of investments	$(6,324,545)	$3,740,223
Interest and dividends	441,160	315,519

Total investment income (loss)	(5,883,385)	4,055,742

Contributions:
Participants	1,892,441	1,753,021
Employer	1,181,772	1,044,191
Transfers from qualified plans	118,359	42,837

Total contributions	3,192,572	2,840,049

Total additions (reductions)	(2,690,813)	6,895,791

Deductions from net assets attributed to:
Benefits paid to participants	(1,595,471)	(1,837,433)
Administrative expenses	(7,985)	(3,545)

Total deductions	(1,603,456)	(1,840,978)

Net (decrease) increase	(4,294,269)	5,054,813

Net assets available for benefits:
Beginning of year	36,803,796	31,748,983

End of year	$32,509,527	$36,803,796

The Notes to Financial Statements are an integral part of these statements

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 1.    Summary of Major Accounting Policies and Plan Characteristics

The following description of the Chattem, Inc. Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan, established January 1, 1985, is a defined contribution employee benefit plan providing retirement benefits to eligible participants.  All employees who are residents of the United States are eligible to participate in the Plan upon the completion of six months of service.  However merchandising and leased employees are not eligible.  The employer, as defined by the Plan, is Chattem, Inc.

Vesting:

Participants are fully vested in all contributions made and all earnings (losses) allocated to their accounts.

Payment of benefits:

The Plan provides that a participant may begin receiving normal retirement benefits upon attaining normal retirement age or early retirement age, as defined by the plan document.  Further, participants may receive an in-service distribution upon attaining age 59-1/2.  Benefits are recognized when paid.  There were no amounts allocated to participants who had withdrawn from the Plan, but had not been paid as of December 31, 2008 and 2007.

Contributions:

The Plan is a contributory plan whereby an employee who elects to participate can contribute any amount allowed by the Internal Revenue Code (“IRC”).  The employer contributes to the Plan matching contributions equal to 25 percent of each participant’s salary deferral contributions up to 6% of the participant’s total compensation.  Additional participant contributions over 6% of total compensation are not subject to employer matching contributions.  For 2008 and 2007 plan years, an additional employer contribution of 3% of compensation was made on behalf of eligible participants.

Participants direct the investment of the contributions into various investment options offered by the Plan.  The Plan currently offers Chattem, Inc. stock, pooled separate accounts with various risk levels and objectives and an investment contract.

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Participant loans:

Participants who have been active participants in the Plan for a minimum of one year are eligible to make application for a loan.  State Street Bank and Trust Company (the “Trustee”) is authorized to make loans, as directed by the Administrator, in amounts that comply with specific formulas in the plan documents.  The minimum principal of any loan is $500.  The term of a loan may not exceed five years unless it is made for a principal residence.  Loans are collateralized by 50 percent of the participant’s vested interest in the Plan.  Interest rates are at a fixed rate determined by the duration, repayment method, and market rate as provided by the U.S. Department of Labor.  The interest rate on outstanding loans at December 31, 2008 ranged between 4.25% and 9.25%.

Participant accounts:

Each participant’s account is credited (charged) with the participant’s contribution, the employer’s matching contribution, and an allocation of employer elective contributions and plan earnings (losses).  Plan earnings (losses) are allocated based on average account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Administration:

Administration of the Plan is vested in a pension plan committee (the “Administrator”) appointed by the Board of Directors of Chattem, Inc.  A trust agreement dated September 1, 2004, provides for the investment of trust funds and prescribes the powers, duties, obligations, and functions of the Trustee.

Plan termination provisions:

Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Voting rights:

Each participant is entitled to exercise voting rights attributable to the shares of employer common stock allocated to his or her account and is notified by the trustee prior to the time such rights are to be exercised.

Basis of accounting:

The Plan prepares its financial statements on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under this basis, additions to net assets (other than appreciation (depreciation) in fair value of investments) are recognized when collected rather than when earned, and deductions from net assets are recognized when paid rather than when incurred. Consequently, certain income and expenses are recognized in different reporting periods than they would be if the financial statements were prepared in conformity with accounting principles generally accepted in the United States of America.

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Administrative expenses:

Under the terms of the Plan, investment management fees are paid by participants and administrative expenses are paid by the Plan. Historically, such administrative expenses have been paid by the employer through reimbursement to the Plan. The employer has represented to the Plan that future administrative expenses will be reimbursed to the Plan.

Use of estimates:

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2.    Tax Status of the Plan

The Plan obtained its latest determination letter on August 18, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

Note 3.    Investments and Investment Income

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded when received.

Investments that represent five percent or more of the Plan’s net assets at December 31, 2008 and 2007 are as follows:

	2008	2007
Chattem, Inc. common stock	$6,060,393	$8,470,300
Destination Retirement 2030	**	1,864,108
Select Fundamental Value (Wellington)	2,581,418	4,490,036
Select Indexed Equity (Northern Trust)	2,258,544	3,494,924
Select Overseas (MFS/Harris)	2,052,435	3,693,888
Guaranteed investment contract, at contract value	12,834,565	7,833,963

**Investment does not represent 5% or more of the Plan’s net assets for the respective year.

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007
Pooled separate accounts	$(6,224,737)	$917,178
Common stock	(99,808)	2,823,045
	$(6,324,545)	$3,740,223

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 4.    Fair Value Measurements

As of January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures for fair value measurement.  The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The provisions of SFAS 157 are effective prospectively for periods beginning January 1, 2008 for financial assets.  The implementation of the provisions of SFAS 157 for financial assets as of January 1, 2008 did not have a material impact on the Plan’s financial statements.  The three levels of the fair value hierarchy under FASB 157 are described below:

Level 1   -  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   -  Inputs to the valuation methodology include:
-  Quoted prices for similar assets or liabilities in active markets;
-  Quoted prices for identical or similar assets or liabilities in inactive markets;
-  Inputs other than quoted prices that are observable for the asset or liability; or
-  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   -  Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

(i)	Common stock: Valued at the closing price reported on the active market on which the individual security is traded.

(ii)
Pooled separate accounts:  Valued at net asset value, which is based on the market value of the underlying investments held by the pooled separate account at year end.  The net asset value is not a publicly-quoted price in an active market.

(iii)           Participant loans:  Valued at their outstanding balances, which approximate fair value.

(iv)
Guaranteed investment contract:  Valued at fair value based on the amount the Plan would receive if the contract was terminated at the reporting date, which is book value less an early withdrawal charge, discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

FASB Staff Position FSP AAGINV-1 and SOP 94-4-1(“FSP”), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans requires that investments in guaranteed investment contracts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The statement of net assets available for benefits presents the fair value of the investment contract as well as the adjustment of the investment contract from fair value to contract value relating to the investment contract.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan’s management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	Fair Value Measurements as of December 31, 2008
Investment	Level 1	Level 2	Level 3	Total

Pooled separate accounts	$—	$12,073,101	$—	$12,073,101
Chattem, Inc. common stock	6,060,393	—	—	6,060,393
Guaranteed investment contract	—	—	12,140,472	12,140,472
Participant loans	—	—	1,222,577	1,222,577
Total assets at fair value	$6,060,393	$12,073,101	$13,363,049	$31,496,543

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

	Guaranteed investment contract	Participant loans
Fair value at December 31, 2007	$7,508,697	$835,969
Realized gains/(losses)	—	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	(368,827)	—
Purchases, sales, issuances and settlements (net)	5,000,602	386,608
Fair value at December 31, 2008	$12,140,472	$1,222,577

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 5.    Guaranteed Investment Contract

In 2004, the Plan entered into an investment contract with an insurance company, Massachusetts Mutual Life Insurance Company. The insurance company maintains the Plan’s contributions in a pooled account, which is credited with earnings on the underlying investments and charged for participant withdrawals, investment losses and administrative expenses.  As of December 31, 2008 and 2007, the Plan maintained two Guaranteed Investment Contract (“GIC”) investment options as follows: Guaranteed New and Guaranteed Old.  The contract owned by the Plan is considered fully benefit-responsive in accordance with FSP AAG INV-1 and AICPA SOP 94-4-1. There are no reserves against contract value for credit risk of the contract issuer or otherwise.  As of December 31, 2008 and 2007 the contract value of the investments in the GIC is $12,834,565 and $7,833,963, respectively.

The earnings of the GIC investments are based on an interest rate applied to each participant’s outstanding balance. The interest rates are reviewed and reset by the insurance company semi-annually. The guaranteed rate calculation starts with historical information on the GIC’s mix of assets by investment year and the Plan’s interest earnings rate by investment year.  The Guaranteed New is based on the projected earnings rate for new assets in the upcoming year.  For the Guaranteed Old calculation, a projection is done for the upcoming year assuming no new contributions and using projected future earnings rates by investment year.  This produces an expected earnings rate, which is used to set the Guaranteed Old rate for the next six-month period.

The insurance contract has a guaranteed rate for new deposits from issue until the end of the first rate period (July 1 or January 1).  If issued prior to July 1, there is a minimum guarantee for the second six month period.  In the middle of the year, the guarantee is evaluated to set a rate for the second six months, which in no event is less than the minimum for that period.  If issued after July 1, the initial rate for new deposits is guaranteed until December 31.

An annual review of experience of the GIC’s interest rates is performed prior to January 1 of the next year.  Rates for the Guaranteed New and the Guaranteed Old options are set for the first six months of the next calendar year, as well as minimum rates for the second six months.  The Guaranteed New rate applies to the contributions in the next calendar year, while the Guaranteed Old rate applies to the balance from prior years.  In the middle of the year, the Guaranteed New and the Guaranteed Old are evaluated to set a rate for the second six months, which in no event is less than the minimums for that period.

Premature termination in whole or in part of the contract is at the discretion of the employer and generally involves a payment adjusted to its fair value.

The average yield for the options is as follows for the years ended December 31, 2008 and 2007:

	2008	2007
Guaranteed New	3.65%	3.33%
Guaranteed Old	3.65%	3.33%

The crediting interest rate for the options is as follows as of December 31, 2008 and 2007:

	2008	2007
Guaranteed New	3.65%	3.33%
Guaranteed Old	3.65%	3.33%

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

The minimum crediting interest rate for the options is as follows for the years ended December 31, 2008 and 2007:

	2008	2007
Guaranteed New	3.00%	3.00%
Guaranteed Old	3.00%	3.00%

Note 6.    Related Party Transactions

Massachusetts Mutual Life Insurance Company (“Mass Mutual”) is the custodian of the Plan for all plan assets except those invested in Chattem, Inc. common stock, which are held in custody by State Street Bank and Trust Company.  Therefore, transactions with these parties qualify as party-in-interest transactions.  Investments held with these parties totaled $31,286,950 and $35,519,098 at December 31, 2008 and 2007, respectively. The Plan also held investments in loans to participants with a current value of $1,222,577 and $835,969 as of December 31, 2008 and 2007, respectively.

Note 7.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Additionally, as of December 31, 2008 and 2007, approximately 19% and 23% of the Plan’s assets were invested in the employer’s common stock, respectively.  As such, the underlying value of the overall investment holdings can be impacted by the performance of the employer’s common stock and the market’s evaluation of such performance.

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN
EIN 62-0156300
PLAN 003
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2008

(a) Identity of Party Involved	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

*	State Street Bank and Trust Company	Interest-bearing Cash		$318,891

*	Chattem, Inc.	Common Stock	**	6,060,393

*	Massachusetts Mutual Life Insurance	Premier Cap Appreciation (OFI)	**	485,810

*	Massachusetts Mutual Life Insurance	Premier Core Bond (Babson)	**	1,348,882

*	Massachusetts Mutual Life Insurance	Destination Retirement 2010	**	360,569

*	Massachusetts Mutual Life Insurance	Destination Retirement 2020	**	265,279

*	Massachusetts Mutual Life Insurance	Destination Retirement 2030	**	978,731

*	Massachusetts Mutual Life Insurance	Destination Retirement 2040	**	101,883

*	Massachusetts Mutual Life Insurance	Destination Retirement Income	**	175,477

*	Massachusetts Mutual Life Insurance	Select Focused Value (Harris)	**	337,720

*	Massachusetts Mutual Life Insurance	Select Fundamental Value (Wellington)	**	2,581,418

*	Massachusetts Mutual Life Insurance	Select Indexed Equity (Northern Trust)	**	2,258,544

*	Massachusetts Mutual Life Insurance	Select Overseas (MFS/Hrs/AllBer)	**	2,052,435

*	Massachusetts Mutual Life Insurance	Select Small Company Value (Fed Clov/TRP/ERNST)	**	1,126,353

*	Massachusetts Mutual Life Insurance	Guaranteed Investment Contract	**	12,834,565	***

*	Participant loans	Loans to participants, interest at 4.25% to 9.25%	—	1,222,577

				$32,509,527

* Represents a party-in-interest
** Not required for participant directed plans
*** Stated at contract value

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHATTEM, INC. SAVINGS AND INVESTMENT PLAN

By:	/s/ Robert B. Long
Robert B. Long
Member of Chattem, Inc. Pension Plan Committee

Date: June 25, 2009

Index of Exhibits

Exhibit 23.1-      Consent of Lattimore, Black, Morgan & Cain, P.C.